APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Blue Earth Pizza Company LLC			
Balance Sheet - unaudited			
For the period ended 7/15/2021			
	Current Period		
	7/15/2021		
ASSETS			
Current Assets:			
Cash	$ 4,250.00		
Petty Cash			
Accounts Receivables	-		
Inventory	-		
Prepaid Expenses	-		
Employee Advances	-		
Temporary Investments	-		
Total Current Assets	4,250.00		
Fixed Assets:			
Land	-		
Buildings	-		
Furniture and Equipment	19,000.00		
Computer Equipment	-		
Vehicles	-		
Less: Accumulated Depreciation	-		
Total Fixed Assets	19,000.00		
Other Assets:			
Trademarks	-		
Patents	-		
Security Deposits	-		
Other Assets	-		
Total Other Assets	-		
TOTAL ASSETS	$ 23,250.00		
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ 11,000.00		
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		

Total Current Liabilities	11,000.00		
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		
EQUITY			
Capital Stock/Partner's Equity	12,250.00		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	12,250.00		
TOTAL LIABILITIES & EQUITY	$ 23,250.00		
Balance Sheet Check	-		

I, John Fredericks, certify that:

1. The financial statements of Blue Earth Pizza Company LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Blue Earth Pizza Company LLC has not been included in this Form as Blue Earth Pizza Company LLC was formed on 06/30/2021 and has not filed a tax return to date.

Signature   *John Fredericks*

Name: John Fredericks

Title: Owner